Exhibit 47

                         SETTLEMENT AND RELEASE AGREEMENT

               Agreement dated as of April 3, 1998 between Handy & Harman, a New York corporation (the "Company"), WHX Corporation, a Delaware corporation ("WHX"), HN Acquisition Corp., a New York corporation (the "Purchaser"), and Paul Dixon (the "Executive").

               WHEREAS, the Purchaser has commenced a tender offer to purchase all the issued and outstanding shares of the Company (the "Tender Offer"), pursuant to an offer to purchase dated March 6, 1998 and a related letter of transmittal of the same date;

               WHEREAS, the Company and the Purchaser have entered into an Agreement and Plan of Merger dated as of March 1, 1998 (as it may be amended and modified from time to time, the "Merger Agreement"), providing for the merger of the Purchaser with and into the Company following completion of the Tender Offer;

               WHEREAS, the Executive is entitled to certain payments from the Company, contingent upon a change of control of the Company, the occurrence of certain events after a change of control of the Company, or upon retirement of the Executive from the Company, pursuant to agreements and arrangements listed on Schedule A to this Agreement (the "Compensation Arrangements");

               WHEREAS, the successful completion of the Tender Offer will constitute a change of control of the Company for the purposes of the Compensation Arrangements and, as a result, the amounts described in Schedule B to this Agreement will be paid to the Executive and the payments and benefits described in Schedule C to this Agreement will or, in certain instances may, become payable by the Company;

               WHEREAS, in order to achieve certainty in the relations among the parties after the Purchaser accepts shares for payment pursuant to the Tender Offer (the "Tender Closing") (the date of which is anticipated to be April 7, 1998), and to give effect to certain agreements they have made concerning the Compensation Arrangements, the parties wish to enter this Settlement and Release Agreement confirming and restating the amounts which the Executive is entitled to receive from the Company under the Compensation Arrangements, and providing for the release, subject to the terms of this Agreement, of the Company, the Purchaser and WHX from any obligation other than those described in this Agreement, and of the Executive from certain obligations to which he might otherwise be subject.

               NOW THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

1.      AMOUNTS TO BE PAID ON TENDER CLOSING

        The amounts specified in Schedule B to this Agreement shall be paid by the Company to the Executive immediately prior to the Tender Closing.

2.      AMOUNTS TO BE PAID AFTER TENDER CLOSING

        The payments and benefits specified in Schedule C to this Agreement shall be made and provided by the Company to the Executive, in the amounts and at the times provided in the relevant Compensation Arrangements, following the Tender Closing.

3.      RELEASE

3.1     General releases:

               (a)    The Executive:

               (i) agrees not to sue or file any charges of discrimination, or any other action or proceeding with any local, state and/or federal agency or court; and

               (ii) waives, discharges and releases the Company, WHX, their affiliates, subsidiaries, directors, officers, employees, representatives, agents and their successors and assigns from any and all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, liabilities, damages, judgments, extents, executions, claims and demands, whether known or unknown, whatsoever, in law, admiralty or equity arising out of or relating in any way to the Executive's employment with the Company prior to the Tender Closing, or to the Executive's separation from employment with the Company prior to or contemporaneously with the Tender Closing.

               The claims covered by this paragraph (a) include, without limitation, claims under all laws, rules or regulations as currently in effect, or as may exist from time to time, relating to employment and related matters, including without limitation Title VII of the Civil Rights Act of 1964; the Age Discrimination in Employment Act of 1967; the Civil Rights Act of 1866; the Civil Rights Act of 1991; the Rehabilitation Act of 1973; the Americans with Disabilities Act of 1990; the Worker Adjustment and Retraining Notification Act of 1988; the Older Workers Benefit Protection Act of 1990; the Pregnancy Discrimination Act of 1978; the Employee Retirement Income Security Act of 1974; the Family and Medical Leave Act of 1993; Fair Labor Standards Act; and any and all contract, tort, wrongful termination or other retaliation claims in connection with workers' compensation claims.

               (b) The Company and WHX:

               (i) agree not to sue or file any charges or any other action or proceeding with any local, state or federal agency or court; and

               (ii) waive, discharge and release the Executive from any and all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, liabilities, damages, judgments, extents, executions, claims and demands, whether known or unknown, whatsoever, in law, admiralty or equity, other than for acts of Executive constituting embezzlement, fraud, or deliberate dishonesty arising out of the Executive's employment with the Company prior to the Tender Closing, relating to the payments made under this Agreement, or arising out of the Executive's separation from employment with the Company prior to or contemporaneously with the Tender Closing.

3.2 Nothing in the foregoing release or in this Agreement shall in any way limit or affect the Executive's rights to indemnification (including advancement of expenses) pursuant to (i) the Company's Certificate of Incorporation and By-laws, (ii) Section 5.12 of the Merger Agreement, and (iii) the provisions of the New York Business Corporation Law.

3.3 The Company and WHX waive, discharge and release the Executive from any obligation to mitigate damages arising from breach of this Agreement, or any payment obligation arising under this Agreement, by seeking alternative employment or otherwise. Moreover, the Company and WHX agree that no payment or damages arising under this Agreement shall be reduced by any compensation received by the Executive from any employer of the Executive other than the Company, or from any other source.

3.4 The waivers, discharges and releases made by the Executive under this Section 3 shall be contingent upon the full and timely payment and provision by the Company of amounts payable to and benefits receivable by the Executive described in the Schedules to this Agreement.

3.5 Employee-at-will; release of severance entitlements: The Executive acknowledges that following the Tender Closing and the payment of the amounts specified in Schedule B that his status will be that of an employee-at-will and that should his employment be terminated following the Tender Closing he will not be entitled to any cash severance or any other payments or benefits other than those provided in Schedule C to this Agreement or required by law unless he enters into an agreement with the Company after the Tender Closing providing for such a severance payment.

3.6 Continuing effect of Compensation Arrangements: The Compensation Arrangements shall have no further force or effect after the Tender Closing EXCEPT insofar as they provide for the payments and benefits listed in Schedule C of this Agreement, in which respect they shall continue to govern the nature, amount and timing of all such payments and benefits.

4.      INSUFFICIENT "GOLDEN PARACHUTE" CUTBACK

4.1 This Section 4 is intended to ensure that the Executive does not receive a "parachute payment," as defined in ss.280G of the Code and the regulations thereunder (the "Golden Parachute Rules"), in connection with the Tender Offer. This Section 4 and all terms used in it shall be construed in accordance with the Golden Parachute Rules and in the light of this purpose.

4.2 In the event that (despite the reduction in the Executive's compensation defined in Schedule B hereof as the "Cutback") the parties determine that the value (as computed in accordance with the the Golden Parachute Rules) of the payments and benefits receivable by the Executive contingent upon the change of control of the Company pursuant to the Tender Offer equals or exceeds three times the Executive's "base amount" (as defined in Code ss.280G(b)(3)), so that the Executive would, if all such payments and benefits were paid or provided, receive a "parachute payment" (as defined in Code ss.280G(b)(2)), the amount of the Cutback shall be increased by an amount equal to $1 plus the amount of any such excess (the "Additional Cutback").

4.3 If and to the extent that the Executive has received payment under this Agreement which he would not have received had the Cutback been increased by the amount of the Additional Cutback on the date of this Agreement, the Executive shall repay the Additional Cutback to the Company, and the Additional Cutback shall be treated as having been at all times a loan from the Company to the Executive. Such loan shall bear interest from the date on which the first amount under this Agreement was paid to the Executive, at 120% of the short-term Applicable Federal Rate for the month in which such payment occurred, and shall be repayable 30 days after the determination referred to in Section 4.2 is made.

5.      RESTRICTION TO EMPLOYMENT RELATIONSHIP

        The parties acknowledge that this Agreement is intended to apply only to rights, obligations and claims arising out of the Compensation Arrangements and the employment relationship (or its termination) between the Executive and the Company. In particular, and without limiting the effect of the previous sentence, this Agreement does not apply to, limit or affect any rights which the Executive may have in relation to the Tender Offer or the Merger in his capacity as a shareholder of the Company (including rights arising out of the ownership of shares that were originally received by the Executive as compensation for his services as an employee).

6.      DISCLOSURE OF INFORMATION.

6.1 In the course of the Executive's employment with the Company, whether past or in the future, the Executive has received, and will continue to receive, information that gives the Company an advantage over its competitors, and which is confidential and proprietary, relating to names and preferences of customers, the costs and profits of particular lines, products and markets, technological data, computer programs, know-how, potential acquisitions, sources of financing, corporate operating and financing strategies, expansion plans and similar related information (together, the "Confidential Material"). Confidential Material shall not include any information that (i) is generally available to the public (other than as a result of disclosure by the Executive), or (ii) becomes available to the Executive on a non-confidential basis from a source other than the Company, provided that such source is not known by the Executive to be bound by a confidentiality agreement with, or other obligation of secrecy to, the Company. At no time during the period commencing on the date first written above and continuing through the third anniversary of the termination of Executive's employment with the Company, shall the Executive individually or jointly with others, for the benefit of himself or any third party, (i) in whole or in part, disclose such Confidential Material to any person, firm, corporation, association or other entity for any reason or purpose whatsoever or (ii) make use of any such Confidential Material for his own purposes or for the benefit of any person, firm, association, corporation or other entity (except the Company) under any circumstances; provided, however, that the Executive may disclose any Confidential Material as required by court order or which is relevant to any dispute or proceeding between the Executive and the Company. The Executive acknowledges that any disclosure of the Confidential Material would cause material and irreparable harm to the Company and its business.

6.2 All papers, books and records of every kind and description relating to the business and affairs of the Company or its affiliates, whether or not prepared by the Executive, shall be the sole and exclusive property of the Company, and the Executive shall surrender them to the Company at any time upon request by the Chairman of the Board or any authorized officer.

6.3 The provisions of this Section 6 will survive the expiration or earlier termination of the term of this Agreement.

7.      ARBITRATION

        Any dispute or controversy between the Company and the Executive, whether arising out of or relating to any of the Compensation Arrangements (to the extent they remain in force) or this Agreement, or the breach of any of the Compensation Arrangements or this Agreement, shall be settled by arbitration before a single arbitrator administered by the American Arbitration Association in accordance with its Commercial Rules then in effect and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Such arbitration shall take place in the New York City metropolitan area. The arbitrator shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including, without limitation, the issuance of an injunction. However, either party may, without inconsistency with this arbitration provision, apply to any court having jurisdiction over such dispute or controversy and seek interim, provisional, injunctive or other equitable relief until the arbitration award is rendered or the controversy is otherwise resolved. Either party may also apply to a court for enforcement of the remedy or relief the arbitrator orders or grants. The Company shall reimburse the Executive, upon demand, for all costs and expenses (including without limitation attorneys' fees) reasonably incurred by the Executive in good faith in connection with this arbitration provision, including without limitation in connection with any such application undertaken by the Executive in good faith, as well as for all such costs and expenses reasonably incurred by the Executive in connection with entering or enforcing the award rendered by the arbitrator. Except as necessary in court proceedings to enforce this arbitration provision or an award rendered hereunder, or to obtain interim relief, neither a party nor an arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of the Company.

8.      MISCELLANEOUS

8.1 Interpretation: References to a party shall include that party's successors and assigns, and in the case of references to the Company shall include any entity related to WHX to which all or a substantial portion of the business or assets of the Company are transferred at any time following the completion of the Merger Agreement (and WHX shall cause the Company to include an appropriate term to that effect in any agreement providing for such a transfer), provided that any such inclusion shall not detract from the Company's own obligations under this Agreement.

8.2 Injunctive Relief: If there is a breach or threatened breach of the provisions of Section 6 of this Agreement, the Company shall be entitled to an injunction restraining the Executive from such breach. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies for such breach or threatened breach.

8.3 Acknowledgment: Executive acknowledges (i) that the provisions of
Section 6 are reasonable and necessary for the protection of the Company and (ii) that such provisions, and the period or periods of time, geographic areas and types and scope of restrictions on the activities specified therein are, and are intended to be, divisible. Without affecting the generality of section 8.6 herein, if any provision of Section 5, including any sentence, clause or part thereof, shall be deemed contrary to law or invalid or unenforceable in any respect by a court of competent jurisdiction, the remaining provisions shall not be affected, but shall, subject to the discretion of such court, remain in full force and effect and any invalid and unenforceable provisions shall be deemed, without further action on the part of the parties hereto, modified, amended and limited to the extent necessary to render the same valid and enforceable.

8.4 Governing law: This Agreement shall be governed by and construed in accordance with the laws of New York (without regard to the choice-of-law rules thereof).

8.5 Entire agreement: This Agreement (including the Schedules hereto), the Merger Agreement and the Compensation Arrangements to the extent they remain in force under Section 3.6 of this Agreement, constitute the entire agreement between the parties with respect to compensation of the Executives contingent upon, relating to, or due as a result of termination of employment contemporaneous with, the change of control of the Company, and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to such subject matter.

8.6 Severability: To the extent possible, this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting in any manner whatsoever the remainder of such provision or the remaining provisions of this Agreement.

8.7 Counterparts: This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same Agreement.


                                   SIGNED

                                                HANDY & HARMAN
                                                   By:________________________

                                                As Its: ______________________

                                                WHX CORPORATION
                                                   By:________________________

                                                As Its: ______________________

                                                HN ACQUISITION CORP.
                                                   By:________________________

                                                As Its: ______________________

                                                ------------------------------
                                                                   Executive


SCHEDULE A

Agreements and Arrangements with respect to which the Executive is a party or a participant

1. Amended and Restated Agreement between the Executive and the Company dated 26 February, 1998 (the "1998 Agreement");

2. Supplemental Executive Retirement Plan (as amended and restated as of January 1, 1998) (the "SERP");

3. Handy & Harman Management Incentive Plan - Corporate Group Participants (as amended) (the "MIP");

4. Handy & Harman Long-Term Incentive Plan (as amended) (the "LTIP");

5. Handy & Harman Long-Term Incentive Stock Option Plan (as amended) and its successor, the Handy & Harman 1995 Omnibus Stock Incentive Plan (as amended) (the "Stock Option Plans").

6. Handy & Harman Pension Plan (the "Qualified Pension Plan");


SCHEDULE B

Compensation Payable to the Executive on the Tender Closing


1.       SEVERANCE PAYMENTS:                                                             $205,000.00
         One year's salary, under Section 5(a) of the 1998 Agreement(1).

2.       BONUS                                                                           $186,681.88
         Payable under Section 3 of the 1998 Agreement.
         This amount was reduced by $63,318.12 to bring the Executive below his safe harbor amount for Section 280G purposes (the "Cutback").
         See attached Exhibit 2 for golden parachute computations.

3.       LUMP SUM PAYABLE UNDER THE SERP:                                                $125,723.00
         Per calculations by Watson Wyatt, attached as Exhibit 1 hereto.

4.       TENDER OF 5TH CYCLE RESTRICTED STOCK UNDER THE LTIP:                            $240,969.00
         6,836 shares, to be tendered at the tender offer price of $35.25 per share.
         See attached Exhibit 2 for details of awards of Restricted Stock in the fifth cycle.
         Note that this Agreement does not relate to stock that was granted in earlier cycles and that has already vested, in respect of which the Executive will receive the tender offer price as an ordinary stockholder.

5.       CASH OUT OF 6TH CYCLE RESTRICTED STOCK UNDER THE LTIP:                          $105,573.75
         2,995 shares x $35.25 tender offer price per share
         See attached Exhibit 2 for details of awards of Restricted Stock in the sixth cycle.

         The sixth cycle grants of Restricted Stock are to be awarded pro-rata with the proportion of the sixth cycle which will have elapsed up to 3 April 1998, the date of the Tender Closing. The sixth cycle began on 1 January 1997 and would normally terminate on 31 December 1999.

6.       INTERIM 1998 AWARD UNDER THE MIP:                                                $36,180.00
         This interim award is based on the 1997 award, pro-rated for the period elapsed in 1998 up to the date of the Tender Closing.

7.       TOTAL OF ITEMS 1 THROUGH 7:                                                     $900,127.63



Cash Out of Stock Options

CASH OUT OF STOCK OPTIONS AWARDED UNDER THE STOCK OPTION PLANS:                         $985,313.50
See attached Exhibit 2 for the numbers of options granted and their exercise prices.
The value of each option is the difference between the exercise price of the option as shown on the attached Exhibit 2 and the $35.25 tender offer price per share.



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  1     The references to provisions of the Compensation Arrangements in this Schedule are explanatory and for reference only. They do not incorporate such provisions into this Agreement, save such provisons from the effect of Section 3.6 of this Agreement, or otherwise imply that such provisions have any continued effect.



SCHEDULE C

Compensation and Benefits Payable to the Executive after the Tender Closing

1. Payment of premiums under Handy & Harman group life, medical and dental insurance plans for one year, under Section 5(b) of the 1998 Agreement (the "Medical Benefit"), in the event that the Executive's employment is terminated within two years of the Tender Closing by the Company other than for Cause or Disability (as defined in the 1998 Agreement) or by the Executive for Good Reason (as defined in the 1998 Agreement);

2. An amount, payable as a reduction of the Cutback, equal to $8,980.56, which is equal to the value of the Medical Benefit, in the event that the Executive's employment is not terminated within two years of the Tender Closing, or is terminated within such period for a reason which does not result in the Executive being entitled to receive the Medical Benefit, payable on the earlier of the date of such termination or the second anniversary of the Tender Closing;

3. Pension under the Qualified Pension Plan, and payment under any other qualified plans operated by Handy & Harman in which the Executive is a participant.